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                              February 8, 2024

       Curtis Allen
       Chief Financial Officer
       Phoenix Capital Group Holdings, LLC
       18575 Jamboree Road
       Suite 830
       Irvine, CA 92612

                                                        Re: Phoenix Capital
Group Holdings, LLC
                                                            Post Qualification
Amendment No. 9 to Offering Statement on Form 1-A
                                                            Filed January 19,
2024
                                                            File No. 024-11723

       Dear Curtis Allen:

                                                         We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 11, 2024 letter.

       Post Qualification Amendment No. 9 to Offering Statement on Form 1-A

       We incur increased costs as a result of ongoing reporting requirements, page 19

   1. We note your response to prior comment 6 which appears to address possible risks related to the failure to
disclose a new agreement in the future. Please revise your risk factor to address the
non-disclosure of the Adamantium agreement prior to qualification on
                                                        September 29, 2023.

       Exhibits

   2. We note your response to prior comment 5, and we re-issue in part. We note that on page
                                                        F-9 you disclose that
in 2023, 60% of the Company's revenues were concentrated within four operators and
concentrations in accounts receivable of 22%, 16%, 11% and 11%
                                                        existed within four
operators. Please file the agreements relating to these four operators.
 Curtis Allen
Phoenix Capital Group Holdings, LLC
February 8, 2024
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 or Daniel Morris at 202-551-3314 with any other questions.



                                                             Sincerely,
FirstName LastNameCurtis Allen
                                                             Division of
Corporation Finance
Comapany NamePhoenix Capital Group Holdings, LLC
                                                             Office of Energy &
Transportation
February 8, 2024 Page 2
cc:       Ross McAloon, Esq.
FirstName LastName